Filed by Taylor Capital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Taylor Capital Group, Inc.

Commission File Number: 001-35749

To:	Cole Taylor Mortgage Clients and Business Partners
From:	Willie Newman, Cole Taylor Mortgage President
Re:	Update on the Path Forward for Cole Taylor Mortgage (EO-090513)
Date:	September 5, 2013

During mid-July, we had informed you of the agreement to merge between Cole Taylor Bank (CTB) and MB Financial Bank, NA (MB). At that time we were also able to publicly disclose that we at Cole Taylor Mortgage (CTM), with the full acknowledgment and support of the CTB Board of Directors, had already been in discussions with potential financial partners with the objective of transitioning the CTM operation outside of CTB.

We have continued those discussions with a narrowed list of private equity fund participants including on site due diligence and in depth financial analysis. We are pleased to report that the discussions have gone very well and continue to be in process. We also continue to bring MB up to speed on CTM’s operations and business model.

We fully recognize that as a client who trusts CTM with their loans each and every day, any uncertainty may give you concern. Believe me, we would be glad to provide you with perfect clarity as to our future path right now. However, a decision that impacts all of our futures — the nearly 800 team members that work at CTM as well as all of you as our trusted business partners — requires and deserves thoughtfulness and a full vetting.

I can tell you that our potential partners are interested in CTM because they — like us — believe that we have the capability to grow far beyond where we are at today. To be clear, to us that means not just bigger but better, always better. We fully recognize that we can only do so if our actions are mutually beneficial to all of our constituents and especially our clients and customers.

Since the announcements in mid-July, we have continued to invest in and expand our activities. As one major example, on September 3 we completed the initial phase of our servicing platform activation in Wilmington, Ohio. Among other things, we have started servicing approximately $1 billion in loans on CTM’s very own platform. This investment includes hiring over 50 new CTM team members — with many more on the way as we transition more of our servicing book to our own servicing site. We hope that highlighting this level of investment provides you with compelling data regarding our position in the industry ongoing — strong and diverse, getting stronger and more diverse.

We will provide you with information as it becomes available. In the mean time, we will continue to work to earn your business every single day — and we will work to get better at it every single day as well. Thanks.

Additional Information

MB Financial, Inc. will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and Taylor Capital Group, Inc. that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and Taylor Capital. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about MB Financial, Taylor Capital and the proposed transaction. When filed, this document and other documents relating to the merger filed by MB Financial and Taylor Capital can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Taylor Capital’s website at www.taylorcapitalgroup.com under the tab “SEC Filings” and then under “Documents”. Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from Taylor Capital, upon written request to Taylor Capital Group, Inc., Investor Relations, 9550 West Higgins Road, Rosemont, Illinois 60018 or by calling (847) 653-7978.

Participants in this Transaction

MB Financial, Taylor Capital and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of MB Financial relating to its 2013 Annual Meeting of Stockholders filed with the SEC by MB Financial on April 12, 2013 and the definitive proxy statement of Taylor Capital relating to its 2013 Annual Meeting of Stockholders filed with the SEC on April 24, 2013. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

If you need any information or have more specific questions, please contact your Area Manager directly.

The information provided is solely for use by clients and vendors of Cole Taylor Mortgage and is not for distribution to consumers.